                                    SECURITIES AND EXCHANGE COMMISSION
                                          Washington, D.C. 20549




                                                 FORM 11-K
                                               ANNUAL REPORT




[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934


For the fiscal year ended           December 31, 1993
                         ------------------------------------------

                                       Commission File Number 1-9936





                                          STOCK SAVINGS PLUS PLAN

                                             FOR EMPLOYEES OF

                                    SOUTHERN CALIFORNIA EDISON COMPANY
                                         (Full Title of the Plan)




                                                  SCEcorp
                                             (Name of Issuer)





2244 WALNUT GROVE AVENUE (P.O. Box 800), ROSEMEAD, CALIFORNIA 91770
                                  (Address of principal executive office)

                                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants in the Stock Savings Plus Plan of Southern California Edison Company and the Board of Directors of SCEcorp:

        We have audited the accompanying statements of financial condition of the Stock Savings Plus Plan of Southern California Edison Company (the
Plan) as of December 31, 1993, and 1992, and the related statements of income and changes in plan equity and the allocation of income and changes in plan equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of Southern California Edison Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1993, and 1992, and the income and changes in plan equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.




                                            ARTHUR ANDERSEN & CO.
                                            ARTHUR ANDERSEN & CO.

Los Angeles, California
March 28, 1994

                                          STOCK SAVINGS PLUS PLAN
                                                    OF
                                    SOUTHERN CALIFORNIA EDISON COMPANY

                                     STATEMENT OF FINANCIAL CONDITION
                                             DECEMBER 31, 1993


                                                 Guaranteed
                                         SCEcorp   Income     Common    Money
                                          Stock    Fund--      Stock   Market    Balanced  Bond   Global
                               Total      Fund     3 Yrs.      Fund     Fund       Fund    Fund    Fund     Loans
                               -----     -------   -------    ------   -------   -------   -----  ------    -----
                                                                      (In thousands)

Assets
   Interest
     receivable . . . . .     $   119   $     8   $    --     $   --  $  111      $   --   $   --   $   --  $    --
   Loan receivable. . . .      56,487        --        --         --      --          --       --       --   56,487
   Receivable from
     broker . . . . . . .       3,318     3,318        --         --      --          --       --       --       --
   Investments, at market
     value:
   SCEcorp common stock --
     43,338,557 shares
     (cost -- $743,645) .     866,771   866,771        --        --       --       --       --        --         --
   Guaranteed income
     contracts, at cost
     plus reinvested
     income . . . . . . .      24,204        --    24,204        --       --       --       --        --         --
   Collective funds:
     Common stock
     investments (cost --
     $68,793) . . . . . .      92,282        --        --    92,282       --       --       --        --         --
     Short-term income
        investments,
        at cost . . . . .      70,980    13,159    15,933       263   41,348      118       38       121         --
     Balanced fund
        (cost --
        $55,789). . . . .      58,767        --        --        --       --   58,767       --        --         --
     Bond fund (cost --
        $18,789). . . . .      19,227        --        --        --       --       --   19,227        --         --
     Global
        fund (cost --
        $46,344). . . . .      49,680        --        --        --       --       --       --    49,680         --
                           ----------  --------   -------   -------  -------  -------  -------   -------    -------
        Total
        investments . . .   1,181,911   879,930    40,137    92,545   41,348   58,885   19,265    49,801         --
                           ----------  --------   -------   -------  -------  -------  -------   -------    -------
                           $1,241,835  $883,256   $40,137   $92,545  $41,459  $58,885  $19,265   $49,801    $56,487
                           ==========  ========   =======   =======  =======  =======  =======   =======    =======

Liabilities and Plan Equity
   Payable to brokers
     and others . . . . .  $       30  $     --   $    --   $    27  $    --  $    --  $     3   $    --    $    --
   Plan equity. . . . . .   1,241,805   883,256    40,137    92,518   41,459   58,885   19,262    49,801     56,487
                           ----------  --------   -------   -------  -------  -------  -------   -------    -------
                           $1,241,835  $883,256   $40,137   $92,545  $41,459  $58,885  $19,265   $49,801    $56,487
                           ==========  ========   =======   =======  =======  =======  =======   =======    =======


   The accompanying notes are an integral part of these financial statements.

                                          STOCK SAVINGS PLUS PLAN
                                                    OF
                                    SOUTHERN CALIFORNIA EDISON COMPANY

                                     STATEMENT OF FINANCIAL CONDITION
                                             DECEMBER 31, 1992


                                                                   Guaranteed
                                                          SCEcorp    Income     Common    Money
                                                           Stock     Fund--      Stock   Market   Balanced  Bond
                                                Total      Fund      3 Yrs.      Fund     Fund      Fund    Fund
                                                -----     -------    -------    -------  ------   --------  -----
                                                                      (In thousands)

Assets
   Interest receivable. . . . . . . . . . .  $      105  $      6    $    --   $    --   $    99  $    --    $   --
                                             ----------  --------    -------   -------   -------  -------    ------
   Receivable from broker . . . . . . . . .      10,564    10,564         --        --        --       --        --
                                             ----------  --------    -------   -------   -------  -------    ------
   Investments, at market value:
   SCEcorp common stock -- 36,215,774
     shares (cost -- $599,714). . . . . . .     796,747   796,747         --        --        --       --        --
   Guaranteed income contracts, at cost
     plus reinvested income . . . . . . . .      45,837        --     45,837        --        --       --        --
   Collective funds:
     Common stock investments
        (cost -- $57,061) . . . . . . . . .      78,530        --         --    78,530        --       --        --
     Short-term income investments,
        at cost . . . . . . . . . . . . . .      35,367        12        129        --    35,226       --        --
     Balanced fund (cost --
        $52,580). . . . . . . . . . . . . .      62,936        --         --        --        --   62,936        --
     Bond fund (cost --
        $17,353). . . . . . . . . . . . . .      17,834        --         --        --        --       --    17,834
                                             ----------  --------    -------   -------   -------  -------   -------
        Total investments . . . . . . . . .   1,037,251   796,759     45,966    78,530    35,226   62,936    17,834
                                             ----------  --------    -------   -------   -------  -------   -------

                                             $1,047,920  $807,329    $45,966   $78,530   $35,325  $62,936   $17,834
                                             ==========  ========    =======   =======   =======  =======   =======


Liabilities and Plan Equity
   Payable to brokers and others. . . . . .  $       17  $      2    $    --   $    13   $    --  $    --   $     2
   Plan equity. . . . . . . . . . . . . . .   1,047,903   807,327     45,966    78,517    35,325   62,936    17,832
                                             ----------  --------    -------   -------   -------  -------   -------
                                             $1,047,920  $807,329    $45,966   $78,530   $35,325  $62,936   $17,834
                                             ==========  ========    =======   =======   =======  =======   =======


   The accompanying notes are an integral part of these financial statements.

                                          STOCK SAVINGS PLUS PLAN
                                                    OF
                                    SOUTHERN CALIFORNIA EDISON COMPANY

                              STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                   FOR THE YEAR ENDED DECEMBER 31, 1993

                                                 Guaranteed
                                         SCEcorp   Income     Common    Money
                                          Stock    Fund--      Stock   Market   Balanced   Bond   Global
                               Total      Fund     3 Yrs.      Fund     Fund       Fund    Fund    Fund       Loans
                               -----    --------  --------    ------   ------   --------   ----   ------      -----
                                                                      (In thousands)
Investment Income:
  Cash dividends. . . . .    $ 56,701  $ 53,040   $    --    $ 1,280  $    --    $ 1,513  $   868  $    --  $    --
  Interest from Loans . .       1,778     1,561        --         91       56         29       12       29       --
  Interest from
    investment. . . . . .       4,496       217     2,973         33    1,224         22       13       14       --
                           ----------  --------   -------    -------  -------    -------   ------   ------  -------
    Total investment
      income. . . . . . .      62,975    54,818     2,973      1,404    1,280      1,564      893       43       --
                           ----------  --------   -------    -------  -------    -------   ------   ------  -------
Increase (decrease) in
  in Value of
  Investments . . . . . .     (85,413) (104,794)       --      7,141       --      7,581    1,324    3,335       --
                           ----------  --------   -------    -------  -------    -------   ------   ------  -------

Contributions:
  Employer contributions,
    including forfei-
    tures of $124 . . . .      21,910    17,851        33      1,722      898        796      316      294       --
  Participating
    employees . . . . . .      72,162    58,520       132      5,786    2,224      3,187    1,315      998       --
  ESOP transfers. . . . .     163,063   163,063        --         --       --         --       --       --       --
                           ----------  --------   -------    -------  -------    -------   ------  -------  -------
    Total contributions .     257,135   239,434       165      7,508    3,122      3,983    1,631    1,292       --
                           ----------  --------   -------    -------  -------    -------   ------  -------  -------
    Total investment
      income, change in
      value of invest-
      ments, and
      contributions . . .     234,697   189,458     3,138     16,053    4,402     13,128    3,848    4,670       --
                           ----------  --------   -------    -------  -------    -------   ------  -------  -------
Deductions:
  Distributions to
    Participants
    or their
    beneficiaries . . . .      40,470    30,478     2,357      1,704    3,292      1,955      462      222       --
  Employer contributions
    and dividends
    forfeited . . . . . .         124        85         7         16       11          3        1        1       --
  Management fee. . . . .          52        --        --         46       --         --        6       --       --
  Loans to
    participants net of
    repayments and
    loan defaults
    of $149 . . . . . . .         149    47,531        --      4,031    1,604      2,235    1,057      178  (56,487)
                           ----------   -------   -------    -------  -------    -------   ------  -------  -------
    Total deductions. . .      40,795    78,094     2,364      5,797    4,907      4,193    1,526      401  (56,487)
                           ----------   -------   -------    -------  -------    -------   ------  -------  -------
Interfund
  Conversions . . . . . .          --   (35,435)   (6,603)     3,745    6,639    (12,986)    (892)  45,532       --
                           ----------  --------   -------    -------  -------    -------   ------  -------  -------
    Increase (decrease)
      in Plan equity
      for the year. . . .     193,902    75,929    (5,829)    14,001    6,134     (4,051)   1,430   49,801   56,487

Plan equity, at market
  value, beginning
  of year . . . . . . . .   1,047,903   807,327    45,966     78,517   35,325     62,936   17,832       --       --
                           ----------  --------   -------    -------  -------    -------  -------  -------  -------
Plan equity, at market
  value, end of year. . .  $1,241,805  $883,256   $40,137    $92,518  $41,459    $58,885  $19,262  $49,801  $56,487
                           ==========  ========   =======    =======  =======    =======  =======  =======  =======

   The accompanying notes are an integral part of these financial statements.

                                         STOCK SAVINGS PLUS PLAN
                                                    OF
                                    SOUTHERN CALIFORNIA EDISON COMPANY

                              STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                   FOR THE YEAR ENDED DECEMBER 31, 1992


                                                                   Guaranteed
                                                          SCEcorp    Income      Common  Money
                                                           Stock     Fund--       Stock  Market   Balanced   Bond
                                                Total      Fund      3 Yrs.       Fund    Fund      Fund     Fund
                                                -----     -------  ----------    ------  ------   --------   -----
                                                                      (In thousands)

Investment Income:
   Cash dividends . . . . . . . . . . . . .  $   55,333  $ 49,725    $    --   $ 2,070   $    --  $ 2,663   $   875
   Interest . . . . . . . . . . . . . . . .       4,778       135      3,523        27     1,083       --        10
                                             ----------  --------    -------   -------   -------  -------   -------
     Total investment income. . . . . . . .      60,111    49,860      3,523     2,097     1,083    2,663       885
                                             ----------  --------    -------   -------   -------  -------   -------
Increase (decrease) in Value of
   Investments. . . . . . . . . . . . . . .     (42,611)  (47,809)        --     3,604        --    1,672       (78)
                                             ----------  --------    -------   -------   -------  -------   -------
Contributions:
   Employer contributions,
     including forfeitures of $78 . . . . .      19,616    16,871        150     1,294       425      694       182
   Participating employees. . . . . . . . .      56,629    48,780        414     3,708     1,248    1,972       507
   ESOP diversification . . . . . . . . . .         214       214         --        --        --       --        --
                                              ---------  --------     ------   -------   -------  -------   -------
     Total contributions. . . . . . . . . .      76,459    65,865        564     5,002     1,673    2,666       689
                                              ---------  --------     ------   -------   -------  -------   -------
     Total investment income,
        increase in value of
        investments and contributions . . .      93,959    67,916      4,087    10,703     2,756    7,001     1,496
                                              ---------  --------     ------   -------   -------  -------   -------

Deductions:
   Distributions to Participants
     or their beneficiaries . . . . . . . .      52,549    42,513      3,986     1,800     2,194    1,759       297
   Employer contributions and
     dividends forfeited. . . . . . . . . .          78        63          1        11        --        3        --
   Management fee . . . . . . . . . . . . .          50        --         --        45        --       --         5
                                              ---------  --------     ------   -------   -------  -------   -------

     Total deductions . . . . . . . . . . .      52,677    42,576      3,987     1,856     2,194    1,762       302
                                              ---------  --------     ------   -------   -------  -------   -------

Interfund Conversions . . . . . . . . . . .          --   (27,784)    (7,257)   10,739     3,448   13,362     7,492
                                              ---------  --------    -------   -------   -------  -------   -------
     Increase (decrease) in Plan equity
        for the year. . . . . . . . . . . .      41,282    (2,444)    (7,157)   19,586     4,010   18,601     8,686

Plan equity, at market value, beginning
   of year. . . . . . . . . . . . . . . . .   1,006,621   809,771     53,123    58,931    31,315   44,335     9,146
                                             ----------  --------    -------   -------   -------  -------   -------
Plan equity, at market value, end
   of year. . . . . . . . . . . . . . . . .  $1,047,903  $807,327    $45,966   $78,517   $35,325  $62,936   $17,832
                                             ==========  ========    =======   =======   =======  =======   =======

 The accompanying notes are an integral part of these financial statements.

                                          STOCK SAVINGS PLUS PLAN
                                                    OF
                                    SOUTHERN CALIFORNIA EDISON COMPANY

                              STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                   FOR THE YEAR ENDED DECEMBER 31, 1991


                                                                   Guaranteed
                                                          SCEcorp    Income      Common   Money
                                                           Stock     Fund--       Stock  Market   Balanced    Bond
                                                Total      Fund      3 Yrs.       Fund    Fund      Fund      Fund
                                                -----     -------    -------     ------  ------   --------    -----
                                                                      (In thousands)

Investment Income:
   Cash dividends . . . . . . . . . . . . .  $   48,786  $ 44,416    $    --   $ 1,603   $    --  $ 2,108   $   659
   Interest . . . . . . . . . . . . . . . .       6,794       298      4,531        18     1,942       --         5
                                             ----------  --------    -------   -------   -------  -------   -------
     Total investment income. . . . . . . .      55,580    44,714      4,531     1,621     1,942    2,108       664
                                             ----------  --------    -------   -------   -------  -------   -------

Increase in Value of Investments. . . . . . .   167,317   149,298         --    11,373        --    6,096       550
                                               --------  --------    -------   -------   -------  -------   -------

Contributions:
   Employer contributions,
     including forfeitures of $52 . . . . . .    18,238    16,060        183       870       534      457       134
   Participating employees. . . . . . . . . .    51,396    45,246        506     2,463     1,512    1,293       376
   ESOP diversification . . . . . . . . . . .       179       179         --        --        --       --        --
                                              ---------  --------    -------   -------   -------  -------   -------
     Total contributions. . . . . . . . . .      69,813    61,485        689     3,333     2,046    1,750       510
                                              ---------  --------    -------   -------   -------  -------   -------
     Total investment income,
        increase in value of
        investments and
        contributions . . . . . . . . . . .     292,710   255,497      5,220    16,327     3,988    9,954     1,724
                                              ---------  --------    -------   -------   -------  -------   -------

Deductions:
   Distributions to Participants
     or their beneficiaries . . . . . . . .      43,749    34,636      3,571     1,778     2,102    1,493       169
   Employer contributions and
     dividends forfeited. . . . . . . . . .          52        39          3         5        --        4         1
   Management fee . . . . . . . . . . . . .          52        --         --        48        --       --         4
                                              ---------  --------    -------   -------   -------  -------   -------
     Total deductions . . . . . . . . . . .      43,853    34,675      3,574     1,831     2,102    1,497       174
                                              ---------  --------    -------   -------   -------  -------   -------

Interfund Conversions . . . . . . . . . . .          --    (2,662)    (4,687)    3,132     3,361     (682)    1,538
                                              ---------  --------    -------   -------   -------  -------   -------
     Increase (decrease) in Plan
        equity for the year . . . . . . . .     248,857   218,160     (3,041)   17,628     5,247    7,775     3,088

Plan equity, at market value,
   beginning of year. . . . . . . . . . . .     757,764   591,611     56,164    41,303    26,068   36,560     6,058
                                             ----------  --------    -------   -------   -------  -------   -------
Plan equity, at market value,
   end of year. . . . . . . . . . . . . . .  $1,006,621  $809,771    $53,123   $58,931   $31,315  $44,335   $ 9,146
                                             ==========  ========    =======   =======   =======  =======   =======

  The accompanying notes are an integral part of these financial statements.

                                          STOCK SAVINGS PLUS PLAN
                                                    OF
                                    SOUTHERN CALIFORNIA EDISON COMPANY

                                       NOTES TO FINANCIAL STATEMENTS


Note 1.     Investment Program

    First Interstate Bank of California (Trustee) has invested all contributions in accordance with the instructions of participating employees (Participants). The Participants are allowed to make direct investment of contributions to the Stock Savings Plus Plan (Plan) of Southern California Edison Company (Edison) into various investment funds. The Trustee has invested, and is expected to invest in the future, funds not immediately required in certain short-term investments.

    Participants with an accumulated balance in the Plan have the option each month to allocate their account balances among various investment programs in addition to the common stock of SCEcorp (SCEcorp Stock Fund). Share figures reflect the two-for-one split of SCEcorp common stock effective June 1, 1993. The investment options available to participants was changed effective July 1, 1993. The investment programs available as of December 31, 1993, comprise:

(a) Guaranteed Income Fund -- 3 years -- (Discontinued with respect to new contributions effective April 1, 1993.) The value of each insurance contract as of December 31, 1993, is as follows (in thousands):

                                             Insurance                         Interest                   Contract
Term                                          Company                            Rate                       Value
- -----                                       ---------                          --------                   --------

April 1, 1991, to                           Protective Life Insurance              8.02%                   $ 3,670
   March 31, 1994                              Company

July 1, 1991, to                            Protective Life Insurance              8.00                      3,863
   June 30, 1994                               Company

October 1, 1990, to                         Provident Life Assurance               6.46                      1,939
   September 30, 1994                          Company

January 1, 1992, to                         Hartford Life Insurance                5.34                      2,543
   December 31, 1994                           Company

April 1, 1992, to                           Provident Life and Accident            6.45                      2,256
   March 31, 1995                              Insurance Company

                                          STOCK SAVINGS PLUS PLAN
                                                    OF
                                    SOUTHERN CALIFORNIA EDISON COMPANY

                                 NOTES TO FINANCIAL STATEMENTS (Continued)


Note 1.  Investment Program (Continued)

(a)  Guaranteed Income Fund (continued)

                                                        Insurance                 Interest               Contract
Term                                                     Company                    Rate                   Value
- ----                                                    ---------                 --------               --------

July 1, 1992, to                            Provident Life and Accident            5.71%                 $  3,745
   June 30, 1995                               Insurance Company

October 1, 1992, to                         Transamerica Occidental                4.36                     2,282
   September 30, 1995                          Life Insurance Company

January 1, 1993, to                         Protective Life Insurance              5.63                     1,607
   December 31, 1995                           Company

April 1, 1993, to                           Hartford Life Insurance                4.60                     2,299
   March 31, 1996                              Company
                                                                                                          -------
Total                                                                                                    $ 24,204
                                                                                                         ========

(b) Common Stock Fund -- Collective investment in the Wells Fargo Bank Equity Index Fund consisting of 8,760,903 units at a unit value of
     10.563 as of December 31, 1993.

(c) Money Market Fund -- Collective investment in the First Interstate Bank Short-Term Income Fund consisting of 4,048,467 units at a unit value of 10.241 as of December 31, 1993.

(d) Balanced Fund -- Collective investment in the Vanguard Group Wellington Fund discontinued effective July 1, 1993, and replaced with a collective investment in Frank Russell Trust Company Funds consisting of 5,358,009 units at a unit value of 10.990 as of December 31, 1993.

(e) Bond Fund -- Collective investment in the Wells Fargo Bond Index Fund discontinued effective July 1, 1993, and replaced with a collective investment in the Frank Russell Trust Company Short-Term Bond Fund consisting of 1,830,584 units at a unit value of 10.525 as of December 31, 1993.

(f) Global Fund -- Collective investment in Frank Russell Trust Company Equity-Based Funds (effective July 1, 1993) consisting of 4,518,317 units at a unit value of 11.022 as of December 31, 1993.

 The number of Participants in each fund was as follows:

                                          STOCK SAVINGS PLUS PLAN
                                                    OF
                                    SOUTHERN CALIFORNIA EDISON COMPANY

                                 NOTES TO FINANCIAL STATEMENTS (Continued)


Note 1.  Investment Program (Continued)

                                                                                December 31,
                                                                   ------------------------------------
                                                                   1993             1992           1991
                                                                  ------           ------         ------


   SCEcorp Stock Fund. . . . . . . . . . . . . . . . . . . . . .   16,975         16,333          16,185
   Guaranteed Income Fund -- 3 years . . . . . . . . . . . . . .    1,492          2,145           2,288
   Common Stock Fund . . . . . . . . . . . . . . . . . . . . . .    4,501          4,279           3,491
   Money Market Fund . . . . . . . . . . . . . . . . . . . . . .    2,832          1,412           1,452
   Balanced Fund . . . . . . . . . . . . . . . . . . . . . . . .    2,257          3,297           2,609
   Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . .    1,071          1,658             861
   Global Fund . . . . . . . . . . . . . . . . . . . . . . . . .    2,220             --              --

   The conversion of the Participants' investment from the SCEcorp Stock Fund to all other funds is valued at the month-end closing price. The conversion of Participants' investment from all other funds to the SCEcorp Stock Fund, or to any other fund is based on the actual market value balance (including earnings and market adjustments) in each Participant's account, as of the date of conversion.

   As of January 1, 1994, Plan Participants elected to reallocate their investment fund balances as indicated in the table below. In order to reflect year-end market values for the January 1, 1994, conversion, the Trustee converted securities necessary to reflect "Post-Allocation" investment distributions prior to December 31, 1993. The Post-Allocation amounts are not allocated to Plan Participants until January 1, 1994.

                                                                                           January 1, 1994
                                                                                   ------------------------------
                                                                                     Pre-                 Post-
                                                                                  Allocation           Allocation
                                                                                  ----------           -----------
                                                                                            (In thousands)

      Fund Balances, at market value:
        SCEcorp Stock Fund. . . . . . . . . . . . . . . . . . . . . . . . . .       $  879,930          $  868,116
        Guaranteed Income Fund. . . . . . . . . . . . . . . . . . . . . . . .           40,137              24,140
        Common Stock Fund . . . . . . . . . . . . . . . . . . . . . . . . . .           92,545              97,384
        Money Market Fund . . . . . . . . . . . . . . . . . . . . . . . . . .           41,348              51,829
        Balanced Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . .           58,885              62,802
        Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           19,265              20,192
        Global Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           49,801              57,448
                                                                                    ----------          ----------
                                                                                    $1,181,911          $1,181,911
                                                                                    ==========          ==========

   As of June 1, 1993, a loan option was offered to Participants. As of December 31, 1993, 4,869 Participants had loans outstanding. Funds for the loan are withdrawn from the Participant's vested balance and repaid through payroll deduction. The interest rate charged is prime plus 1%. As of December 31, 1993 the interest rate is 7%.

                                          STOCK SAVINGS PLUS PLAN
                                                    OF
                                    SOUTHERN CALIFORNIA EDISON COMPANY

                                 NOTES TO FINANCIAL STATEMENTS (Continued)


Note 2.  Unrealized Market Appreciation (Depreciation)

   Unrealized market appreciation or depreciation of units in the SCEcorp Stock Fund, Common Stock Fund, Balanced Fund, Global Fund and Bond Fund held by the Plan is the difference between the acquisition cost and the market value of such investments. Unrealized market appreciation at the beginning of each year is reconciled to the unrealized market appreciation at the end of each year, by fund, as follows:

                                                                                     Realized (Gain)/Loss
                                          Unrealized      Increase                ------------------------
                                            Market       (Decrease)                                            Unrealized
                                         Appreciation,    in Value     Transfer   Withdrawals                    Market
                                           Beginning         of          from         and         Interfund   Appreciation,
                                            of Year      Investments     ESOP     Forfeitures    Conversions   End of Year
                                            -------      -----------    -------   -----------    -----------   -----------
                                                                          (In thousands)

      Year ended December 31, 1993:
        SCEcorp Stock Fund. . . . . . .      $197,033    $(104,794)     $74,781      $ (7,707)   $(36,187)     $123,126
        Common Stock Fund . . . . . . .        21,469        7,141           --           (35)     (5,086)       23,489
        Balanced Fund . . . . . . . . .        10,356        7,581           --           (75)    (14,884)        2,978
        Bond Fund . . . . . . . . . . .           481        1,324           --           (12)     (1,355)          438
        Global Fund . . . . . . . . . .            --        3,335           --             1          --         3,336
                                             --------     --------      -------      --------    --------      --------
           Total. . . . . . . . . . . .      $229,339     $(85,413)     $74,781      $ (7,828)   $(57,512)     $153,367
                                             ========     ========      =======      ========    ========      ========

      Year ended December 31, 1992:
        SCEcorp Stock Fund. . . . . . .      $270,988     $(47,809)      $   --      $(14,743)   $(11,403)     $197,033
        Common Stock Fund . . . . . . .        18,211        3,604           --          (346)         --        21,469
        Balanced Fund . . . . . . . . .         9,195        1,672           --          (511)         --        10,356
        Bond Fund . . . . . . . . . . .           592          (78)          --           (33)         --           481
                                             --------     --------       ------      --------    --------      --------
           Total. . . . . . . . . . . .      $298,986     $(42,611)      $   --      $(15,633)   $(11,403)     $229,339
                                             ========     ========       ======      ========    ========      ========

      Year ended December 31, 1991:
        SCEcorp Stock Fund. . . . . . .      $137,174     $149,298      $    --        $(12,287)     $(3,197)   $270,988
        Common Stock Fund . . . . . . .         7,574       11,373           --            (736)          --      18,211
        Balanced Fund . . . . . . . . .         3,629        6,096           --            (530)          --       9,195
        Bond Fund . . . . . . . . . . .            46          550           --              (4)          --         592
                                             --------     --------       ------        --------      -------    --------
           Total. . . . . . . . . . . .      $148,423     $167,317       $   --        $(13,557)     $(3,197)   $298,986
                                             ========     ========       ======        ========      =======    ========

                                          STOCK SAVINGS PLUS PLAN
                                                    OF
                                    SOUTHERN CALIFORNIA EDISON COMPANY

                                 NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3.  Distributions and Forfeitures

   The balances in the accounts of Participants withdrawing from the Plan during 1993, 1992 and 1991, and amounts disbursed to such Participants in settlement thereof, were as follows:

                                                                                   Cash and
                                                                                  Securities            Non-Vested
                                                              Balances in        Disbursed in           Portion of
                                                             Participants'       Settlement of           Balances
                                                               Accounts           Withdrawals            Forfeited
                                                             ------------        -------------          -----------
                                                                         (In thousands)
      Year Ended December 31, 1993
      At average cost:
        SCEcorp stock fund. . . . . . . . . . . . . . . . .    $22,856             $22,777                 $ 79
        All other funds . . . . . . . . . . . . . . . . . .      9,910               9,871                   39
                                                               -------             -------                 ----
           Total at cost. . . . . . . . . . . . . . . . . .    $32,766             $32,648                 $118
                                                               =======             =======                 ====
      At market value:
        SCEcorp stock fund. . . . . . . . . . . . . . . . .    $30,563             $30,478                 $ 85
        All other funds . . . . . . . . . . . . . . . . . .     10,031               9,992                   39
                                                               -------             -------                 ----
           Total at market value. . . . . . . . . . . . . .    $40,594             $40,470                 $124
                                                               =======             =======                 ====

      Year Ended December 31, 1992
      At average cost:
        SCEcorp stock fund. . . . . . . . . . . . . . . . .    $27,833             $27,775                 $ 58
        All other funds . . . . . . . . . . . . . . . . . .      9,161               9,146                   15
                                                               -------             -------                 ----
           Total at cost. . . . . . . . . . . . . . . . . .    $36,994             $36,921                 $ 73
                                                               =======             =======                 ====
      At market value:
        SCEcorp stock fund. . . . . . . . . . . . . . . . .    $42,576             $42,513                 $ 63
        All other funds . . . . . . . . . . . . . . . . . .     10,051              10,036                   15
                                                               -------             -------                 ----
           Total at market value. . . . . . . . . . . . . .    $52,627             $52,549                 $ 78
                                                               =======             =======                 ====
      Year Ended December 31, 1991
      At average cost:
        SCEcorp stock fund. . . . . . . . . . . . . . . . .    $22,387             $22,351                 $ 36
        All other funds . . . . . . . . . . . . . . . . . .      7,856               7,843                   13
                                                               -------             --------                ----
           Total at cost. . . . . . . . . . . . . . . . . .    $30,243             $30,194                 $ 49
                                                               =======             =======                 ====
      At market value:
        SCEcorp stock fund. . . . . . . . . . . . . . . . .    $34,675             $34,636                 $ 39
        All other funds . . . . . . . . . . . . . . . . . .      9,126               9,113                   13
                                                               -------             -------                 ----
           Total at market value. . . . . . . . . . . . . .    $43,801             $43,749                 $ 52
                                                               =======             =======                 ====

                                          STOCK SAVINGS PLUS PLAN
                                                    OF
                                    SOUTHERN CALIFORNIA EDISON COMPANY

                                 NOTES TO FINANCIAL STATEMENTS (Continued)


Note 3.  Distributions and Forfeitures (Continued)

    "All other funds" include:  (a) the Guaranteed Income Fund -- 3 years,
(b) the Common Stock Fund, (c) the Money Market Fund, (d) the Balanced Fund (e) the Bond Fund and (f) the Global Fund. The detail of the distributions by fund is reflected, at market, in the accompanying Statements of Income and Changes in Plan Equity for the years ended December 31, 1993, 1992 and 1991.

    The cost of funds reflects the increase due to diversification. Each time funds are diversified, the market value of the funds invested becomes the new cost. Thus, the cost basis is adjusted to the market value of the previous fund prior to transfer.

    Cash contributions by Edison are reduced by the difference between the balances of the Participants' accounts (so calculated) and the amounts disbursed in settlement thereof (so calculated). For purposes of the Plan, this difference is deemed to be the funds forfeited by withdrawing Participants.

    Participant withdrawals, which are settled in cash, are funded through sales of investments being distributed. Therefore, the market values reflected in the preceding table represent the proceeds received by the Plan upon disposition.


Note 4.  Plan Equity

    In 1993, distributions and withdrawals made by Participants as of December 31, 1993, but not yet paid by the Plan are classified as a component of plan equity instead of liabilities. Accordingly, prior-year balances were reclassified to conform to the December 31, 1993, presentation. Included in plan equity as of December 31, 1993, and 1992 are distributions and withdrawals which withdrawing Participants had elected to receive as follows:

                                                                                                 December 31,
                                                                                           ---------------------
                                                                                              1993         1992
                                                                                           -------       -------
                                                                                                (In thousands)

      SCEcorp Stock Fund:
        SCEcorp common stock, at market value (67,649
           and 239,030 shares at respective dates). . . . . . . . . . . . . . . . . . . .     $1,353       $ 5,259
        Cash. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,518         4,978
      All other funds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        657         3,850
                                                                                              ------       -------
        Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $3,528       $14,087
                                                                                              ======       =======

                                          STOCK SAVINGS PLUS PLAN
                                                    OF
                                    SOUTHERN CALIFORNIA EDISON COMPANY

                                 NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4.  Plan Equity (continued)


    At December 31, 1993, there were 43,338,557 shares held by the SCEcorp Stock Fund with a market value of $20.00 per share. The average unrealized market appreciation per share of a particular Participant can be determined as the difference between the average cost of all shares purchased for the Participant's account and the quoted market price of $20.00 per share at December 31, 1993. The balances in each Participant's account in all other funds are measured in dollars and reflect interfund conversions, earnings and market appreciation or depreciation.


Note 5.  Tax Status Of The Plan And Trust

    The Plan, as amended effective October 1, 1986, qualifies under Section 401(a) of the Internal Revenue Code (Code), is exempt from taxation under
Section 501(a) of the Code and meets the requirements applicable to cash or deferred compensation arrangements under Section 401(k) of the Code. Distributions from qualified plans are taxable to the recipients under the provisions of Section 402 of the Code. It is Edison's opinion that amendments to the Plan made subsequent to October 1, 1986, will not affect the tax status of the Plan.


Note 6.  Amendment to the Plan

    The Company has elected to amend the Plan to accept the systematic transfer of amounts from the Employee Stock Ownership Plan (ESOP) that have been held for 84 months or more. Two transfers, comprising approximately 50% of the ESOP balance were made in 1993. The remaining balance in the plan will be transferred in 1994.

    The Plan was amended in 1993 to provide a participant loans feature, to provide for monthly processing of plan transactions instead of quarterly, to change the investment funds as described in Note 1, and to make certain other administrative changes.

                                                SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      SOUTHERN CALIFORNIA EDISON COMPANY
                                            STOCK SAVINGS PLUS PLAN



                            By              Georgia R. Nelson
                               --------------------------------------------
                                            Georgia R. Nelson
                                                  Chair
                                  Employee Benefits/Health Care Committee


March 28, 1994

                                               EXHIBIT INDEX


Exhibit
Number                                        Description

  1 Summary Annual Report of Stock Savings Plus Plan of Southern California Edison Company for the year ended December 31, 1992.

  2         Consent of Independent Public Accountants.